Press release

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref. Media:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ref. Investor Relations:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 20 January 2004

ORK – Carlsberg Breweries acquires Holsten-Brauerei AG

Carlsberg Breweries is offering to acquire Holsten-Brauerei AG for a total enterprise value of EUR 1,065 million. Binding agreements will allow Holsten to sell its mineral water companies and to sell the breweries of König-Brauerei in Duisburg and Licher Privatbrauerei in Lich to the Bitburger Group. Carlsberg Breweries' net enterprise value for the assets it is acquiring is EUR 437 million.

The acquisition will make Carlsberg Breweries the leading brewer in Northern Germany. Hamburg will become the future headquarters for Carlsberg Breweries' German operations.

More information: See enclosed information or www.orkla.com

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref. Media:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ref. Investor Relations:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 20 January 2004

ORK – Carlsberg Breweries acquires Holsten-Brauerei AG

Highlights

- Carlsberg Breweries is offering to acquire Holsten-Brauerei AG for a total enterprise value of € 1,065 million
- Binding agreements will allow Holsten to sell its mineral water companies and to sell the breweries of König-Brauerei in Duisburg and Licher Privatbrauerei in Lich to the Bitburger Group
- Carlsberg Breweries' net enterprise value for the assets it is acquiring is € 437 million
- The acquisition will make Carlsberg Breweries the leading brewer in the north of Germany. Hamburg will become the future headquarters for Carlsberg Breweries' German operations
- Carlsberg Breweries expects that post synergies the acquisitions will be net earnings neutral in the first full financial year of ownership (2005), and the return on invested capital (ROIC) will meet Carlsberg Breweries' requirements by 2006

Carlsberg Breweries leading brewer in the North

Carlsberg Breweries A/S has entered into conditional agreements to acquire 51% of the share capital in Holsten-Brauerei AG at € 38 per share from the Eisenbeiss family and other parties. Carlsberg Breweries will make a voluntary public offer at the same price to buy all outstanding shares.

At the same time an agreement has been made to sell the breweries of König-Brauerei in Duisburg and Licher Privatbrauerei in Lich to the Bitburger Group at a price of € 469 million on an enterprise value basis. Furthermore Carlsberg Breweries has been granted an option which provides Holsten with the right to sell its 65% shareholding in mineral water companies at an implied enterprise value of € 159 million. This means Holsten will be in a position to on-sell assets at a total enterprise value of € 628 million.

Following the divestments, Carlsberg Breweries will be the leading brewer in the north of Germany and the 5th largest brewery group in Germany. Carlsberg Breweries will keep the Holsten brewery in Hamburg and four other Holsten breweries with a total production capacity of 7.9 million hl, the internationally renowned beer brand Holsten and regional beer brands such as Lübzer, Feldschlösschen, Astra, Landskron and the speciality brand Duckstein.

Strategic rationale

Germany is the largest beer market in Europe. With the acquisition of Holsten-Brauerei, Carlsberg Breweries becomes the leading brewery and market leader in northern Germany with a market share of 35% in Schleswig-Holstein/Hamburg, 25% in Mecklenburg-Vorpommern, 12% in Lower Saxony/Bremen and 12% in Saxony. These market positions will become the natural extension of Carlsberg Breweries' leading position in the Nordic region.

An important strategic goal of Carlsberg Breweries is to strengthen and develop its main brands, particularly the Carlsberg brand. Holsten's strong distribution network and sales force in Germany offers a platform through which the Carlsberg and Tuborg brands will be able to expand. In addition, Holsten's existing international presence will further enhance Carlsberg Breweries' export and licence business. By including the Holsten brand in Carlsberg-Tetley's distribution network, the UK business will be strengthened.

Holsten is a well invested, highly efficient company and all breweries meet high international quality standards. Carlsberg Breweries' existing German production of 0.5m hl of the Carlsberg beer brands, Tuborg, Hannen and Gatz, will be moved to the Holsten breweries.

The transaction – Conditions precedent

Carlsberg Breweries has entered into conditional agreements to acquire 51% of the share capital in Holsten-Brauerei AG at € 38 per share from the Eisenbeiss family and other parties, and will be launching a voluntary public offer to the remaining minority shareholders at the price of € 38 per share within the legally required timeframe of four weeks after today's announcement.

The voluntary public offer to the shareholders of Holsten will be conditional upon a 75% acceptance rate. The acquisition is also conditional inter alia upon regulatory approval for both its own acquisition and the on-sale to the Bitburger Group. Prior to closing its public offer, Carlsberg Breweries anticipates that all conditions precedent will have been fully satisfied. The on-sales need to be approved by a Holsten shareholder meeting and by the Holsten supervisory board.

Should the offer be accepted by all minority shareholders, the equity value for 100% of the shares corresponds to € 523 million based on 13.75 million issued Holsten-Brauerei shares. Carlsberg Breweries will then have paid a total enterprise value of € 437 million including the net debt and pension liabilities for the remaining Holsten-Brauerei business.

Using International Accounting Standards the pro-forma restated financials for the Holsten business remaining with Carlsberg Breweries are:

	2002	2003 (est.)	2004 (est.)*)
Sales	€ 506 million	€ 441 million	€ 521 million
EBITDA	€ 48 million	€ 48 million	€ 57 million
EBIT	€ 8 million	€ 1 million	€ 7 million

(*) pre-synergies.

Based on Carlsberg Breweries' stake in Holsten-Brauerei's activities of € 437 million, Carlsberg Breweries will have paid an implied valuation multiple (pre-synergies) of 9.1 x EV/EBITDA or € 70.5 per hl beer in 2003 (est.) and 7.7 x EV/EBITDA or € 60.7 per hl beer in 2004 (est.).

Synergies

Revenue and cost synergies are expected to be € 7 million in 2004, € 14 million in 2005 and €17 million in 2006. 30% of the synergies are expected to derive from increased sales of branded volume and 70% from procurement, IT and other cost savings. Holsten's well-developed sales functions and distribution platform will contribute to increased sales of the Carlsberg and Tuborg brands. Through co-operation with Carlsberg-Tetley, sales of the Holsten brand are expected to increase in the UK market and throughout the Carlsberg Breweries platform globally.

Future management

It is anticipated that Nils. S. Andersen, President and CEO of Carlsberg Breweries will be elected chairman of the future supervisory board of Holsten-Brauerei, and the present managing director of Hannen, Wolfgang Burgard, is expected to take up the position as managing director of Holsten-Brauerei with headquarters in Hamburg.

The present CEO of Holsten-Brauerei, Andreas Rost has been offered to join the management team of Carlsberg Breweries in Copenhagen and it is anticipated he will be elected member of the future supervisory board of Holsten-Brauerei.

Future effect on results

After acquisition financing costs of € 20 million the acquisition is expected pre-goodwill to be marginally net earnings dilutive in the current financial year and net earnings neutral in 2005. Based on current estimates the transaction will meet ROIC requirements by 2006.

Timing of public offer

Following today's announcement and within a time frame of four weeks, Carlsberg Breweries will have to submit the official offer document to the German Financial Supervisory Authority ('BaFin'). After the approval from the BaFin Carlsberg Breweries will launch a voluntary public offer to all Holsten shareholders to acquire their Holsten shares at a price of € 38 per share. We anticipate anti-trust clearance of the European authorities by end February and subsequent closing of the public tender offer by mid March 2004. In order to approve the on-sale of certain brewery assets to Bitburger Group and the water business, it is expected to call an extraordinary shareholders meeting by mid April 2004.

* * * * *

A telephone conference for investors and analysts will be held today 20 January 2004 at **9.30 (8.30 GMT)** – President and CEO Nils S. Andersen, Executive Vice President Paul Bergqvist, Carlsberg Breweries A/S and CEO Jørn P. Jensen, Carlsberg A/S will participate. Telephone no. +44 (0) 207 162 0190, access code Carlsberg.

A press conference will be held today 20 January 2004 at **11.00** at Carlsberg Breweries A/S, Ny Carlsberg Vej 100, DK-1760 Copenhagen V, Denmark. Nils S. Andersen, President and CEO of Carlsberg Breweries will give a briefing about the acquisition.

A press conference will be held 20 January 2004 at **15.00** at Hotel Dorint, Alter Wall 40, Hamburg. Nils S. Andersen, President and CEO of Carlsberg Breweries will brief about the acquisition.

Powerpoint presentation will be available on www.carlsberg.com/investor or on www.orkla.com from 8.30 (7.30 GMT).

Facts on Holsten-Brauerei

History

Holsten-Brauerei was founded in 1879 in Hamburg, and since then it has grown to become Germany's second largest brewery through acquisitions of other breweries, export and licence agreements.

Carlsberg Breweries' share of Holsten
Expected highlights and key figures for 2003

Revenue	€ 441m
Operating profit (EBITDA)	€ 48 m
Total German market	105 m hl beer
Regional markets, volume:	
Schleswig-Holstein/Hamburg	4,3 m hl beer
Mecklenburg-Vorpommern	2,7 m hl beer
Lower Saxony/Bremen	10,7 m hl beer
Saxony	8,6 m hl beer
Regional market shares:	
Schleswig-Holstein/Hamburg	35%
Mecklenburg-Vorpommern	25%
Lower Saxony/Bremen	12%
Saxony	12%

Carlsberg Breweries will take over the following breweries and employees:

Geographic location	Capacity, beer	Production of beer, 2002	Number of employees
Hamburg	3.1m hl	2.8m hl	431
Dresden	1.8m hl	1.8m hl	184
Braunschweig	1.6 m hl	1.2m hl	188
Lübz	1.2 m hl	1.1m hl	145
Görlitz	0.2 m hl	0.2m hl	90
International (UK)			69
Marketing, sales and Administration			598
Total	7.9 m hl	7.1m hl	1.705

(31.3.2003)

Export production account for 1.1m hl of total production, and in addition foreign licence production amounts to 0,6 m hl.

Brands

- Holsten – brewed in Hamburg, marketed all over Germany and exported to about 90 countries.
- Lübzer – brewed in Lübz and the leading regional brand in the Mecklenburg area.
- Feldschlösschen – brewed in Dresden and Braunschweig and is a strong regional brand in Saxony. Carlsberg Breweries already owns the leading Swiss brand of the same name.
- Astra – brewed in Hamburg and holds a cult-like status among young people, particularly in Hamburg.
- Landskron – brewed in Görlitz. Landskron is a local brand solely distributed in the city of Görlitz and its surroundings.
- Duckstein – a leading German specialty brand brewed in Braunschweig.

According to the most recent global brand report (2002) from the international research institute Canadean a growth rate of 8.4% makes Carlsberg the fastest growing international beer brand in the world. Holsten ties for second place with Stella Artois (8%), and the Tuborg brand is no. 4 with a growth rate of 7.6%.

The German beer market

With an annual consumption of more than 100 million hl the German beer market is by far the largest in Europe, and the German consumption accounts for more than 30% of total consumption in Western Europe. Worldwide, Germany follows China and USA at third place.

In 2003, the German market experienced a setback because the German Federal Government introduced deposits on non-returnable beer and soft drink containers before an efficient return system was established. It has influenced the consumption of canned beer in particular and several major retail chains dropped cans from their assortment. Being a leading producer of cans Holsten has been particularly effected by this development.

Carlsberg Breweries' future Holsten breweries
Locations and production capacities



Schleswig-Holstein and Hamburg
3.1m hl
Mecklenburg-Vorpommern
Lübz
1.2m hl
Lower Saxony - South
Braunschweig
1.6m hl
Saxony
Dresden
1.8m hl
Saxony
Görlitz
0.2m hl